Exhibit 12.1

AUDENTES THERAPEUTICS, INC.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Earnings before fixed charges:
Net loss	$(3,054)	$(10,819)	$(26,458)	$(59,668)	$(90,238)
Fixed charges:
Estimated interest expense within rental expense	$10	$84	$490	$852	$986
Deficiency of earnings:	$(3,064)	$(10,904)	$(26,947)	$(60,520)	$(91,224)